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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of January 2001

                           PETROLEUM GEO-SERVICES ASA
                 (Translation of registrant's name into English)


                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F [X]     Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes [ ]    No [X]

     THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

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[Logo]
                                                                    NEWS RELEASE


FOR DETAILS, CONTACT:                                    FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                    January 2, 2001
SAM R. MORROW, SVP Finance & Treasurer
Phone: 281-589-7935
ERIK HOKHOLT, Director European IR
Phone: +47 67 52 66 00


                       PGS SIGNS DEFINITIVE AGREEMENT WITH
                      HALLIBURTON TO SELL DATA MANAGEMENT
                                    BUSINESS

     HOUSTON, TEXAS; OSLO, NORWAY; JANUARY 2, 2001: Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) announced today that it has signed a definitive agreement with Halliburton and Landmark Graphics to sell its global Petrobank Data Management business and related software for gross proceeds of $179 million. In addition, PGS will enter into a strategic data management and distribution alliance agreement with Halliburton, through Landmark Graphics, which will leave PGS well positioned to gain maximum value from this technology and ongoing business developments. The agreement is subject to various regulatory, board and other approvals and the finalization of certain ancillary agreements.

     Chairman and Chief Executive Officer of Petroleum Geo-Services, Reidar Michaelsen, said, "With the rapid development of technology, the manner in which PGS and Halliburton extract the maximum value from our combined global information database will continue to evolve. This business alliance will allow additional outlets for PGS to deliver its technology, services and information to the market place through the established network already functioning at Halliburton via Landmark Graphics. The Petrobank(R) solution has proven to be one of the best electronic data storage and distribution systems in the industry and will be an excellent tool for Halliburton to expand upon as they gain market share in the exploding market for online realtime information management in the oilfield business. Through this business arrangement, I look forward to a continued relationship with Halliburton that will benefit each company and our shareholders through enhanced exposure to a broader base of customers."

     Michaelsen went on to say, "For PGS stakeholders, this transaction represents another step in PGS' program to free up cash from the sale of non-core assets. As previously communicated, I have committed to our stakeholders that I will reduce our debt level and enhance our liquidity position by delivering the sale of non-core assets. This transaction not only secures the desired objective of debt reduction, but establishes a very beneficial relationship with the world's largest and most technologically advanced oilfield service company. Combined with the sale of our Spinnaker shares in December 2000 for $150 million, we are on track to strengthen our balance sheet through non-core asset sales and debt reduction as we communicated just five months ago. We remain committed to that program and look forward to the completion of the remaining non-core asset sales."

                                    --more--
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      Petroleum Geo-Services is a technologically-focused oilfield service company principally involved in two businesses: geophysical seismic services and production services. PGS acquires, processes, manages and markets 3D, time-lapse and multi-component seismic data and provides associated data management solutions. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' PetroTracTM suite of advanced geophysical technologies allows oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its production services business, PGS owns four floating production, storage and offloading systems (FPSOs) and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                                   * * * * * *

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PETROLEUM GEO-SERVICES ASA
                                                  (Registrant)


                                          By:      /s/ William E. Harlan
                                              ---------------------------------
                                                       William E. Harlan
                                               Vice President, Chief Accounting
                                                    Officer and Controller


Date: January 3, 2001